Filed Pursuant to Rule 433
Registration No. 333-158385
April 29, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 3 dated October 22, 2010)

# HSBC USA Inc.
## Accelerated Market Participation Securities™ ("AMPS")

- This free writing prospectus relates to two separate offerings:
  - AMPS™ linked to the S&P 500® Index
  - AMPS™ linked to the Russell 2000® Index
- 18-month maturity
- 3x exposure to any positive return in the relevant reference asset, subject to a maximum return
- 1x exposure to any negative return in the relevant reference asset

The Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc. The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, product supplement or underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement and page US3-1 of the accompanying underlying supplement no. 3.**

| | Price to Public | Fees and Commissions[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security / Total linked to the SPX | $1,000 / | | |
| Per security / Total linked to the RTY | $1,000 / | | |

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of between 1.50% and 2.10% per $1,000 Principal Amount of securities in connection with the distribution of the securities, a portion of which may consist of a combination of selling concessions of up to 2.10% and referral fees of up to 0.60%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

**HSBC**

# HSBC USA Inc.

# Accelerated Market Participation Securities™ (AMPS)

**S&P 500® Index**
**Russell 2000® Index**

This FWP relates to two separate offerings of AMPS™ by HSBC USA Inc., each linked to the performance of a different Reference Asset as indicated below.

| Reference Asset | Market Exposure | Ticker | Maximum Cap[1] | CUSIP |
|---|---|---|---|---|
| S&P 500® Index ("SPX") | large-cap U.S. equities | SPX | 15.00% to 19.00% | 4042K1HC0 |
| Russell 2000® Index ("RTY") | small-cap U.S. equities | RTY | 21.00% to 26.00% | 4042K1HD8 |

[1] Expected range. The actual Maximum Cap with respect to each offering will be determined on the Pricing Date.

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per security |
| **Term** | 18 months |
| **Upside Participation Rate** | 300% (3x) exposure to any positive Reference Return, subject to the relevant Maximum Cap |
| **Downside Exposure** | 100% (1x) exposure to any negative Reference Return |
| **Payment at Maturity per security** | **If the relevant underlying Reference Return is greater than or equal to zero**, you will receive the lesser of: <br> a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and <br> b) $1,000 + ($1,000 × Maximum Cap). <br><br> **If the relevant Reference Return is less than zero:** <br> $1,000 + ($1,000 × Reference Return). |
| **Reference Return** | $\dfrac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$ |
| **Initial Value** | See page FWP-4 |
| **Final Value** | See page FWP-5 |
| **Pricing Date** | May 20, 2011 |
| **Trade Date** | May 20, 2011 |
| **Original Issue Date** | May 25, 2011 |
| **Final Valuation Date** | November 20, 2012 |
| **Maturity Date** | November 26, 2012 |

* As more fully described beginning on page FWP-4.

## The AMPS™

For investors who seek a particular Market Exposure and who believe the corresponding Reference Asset will appreciate over the term of the AMPS, the AMPS provide an opportunity for accelerated returns (subject to a Maximum Cap) while maintaining 1:1 exposure to any potential decline in the Reference Asset.

If the relevant Reference Asset appreciates over the term of the securities, you will realize 300% (3x) of the relevant Reference Asset appreciation up to the relevant Maximum Cap. Should the relevant Reference Asset decline, you will lose 1% of your investment for every 1% decline in the relevant Reference Asset.

The offering period for the AMPS is through **May 20, 2011**



## Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 300% (3x) Upside Participation Rate and assuming a 15.00% Maximum Cap. The actual Maximum Cap with respect to your AMPS will be determined on the Pricing Date.

| Reference Return | Participation in Reference Return | AMPS Return |
|---|---|---|
| 25%<br>5% | 3x upside exposure, subject to Maximum Cap | 15%<br>15% |
| 4%<br>3% | 3x upside exposure | 12%<br>9% |
| -10%<br>-25% | 1x downside exposure | -10%<br>-25% |

## Information about each Reference Asset

### S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 25, 2011 were: Information Technology, Financials, Energy, Health Care and Industrials.



### Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of March 31, 2011 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.



The graphs above illustrate the 5-yr daily performance of each Reference Asset through April 25, 2011. Past performance is not necessarily an indication of future results. For further information on each Reference Asset please see "The S&P 500® Index" or "The Russell 2000® Index", as applicable, on page FWP-12, and in the accompanying underlying supplement no. 3. We have derived all disclosure regarding the Reference Assets from publicly available information. Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Assets.

# HSBC USA Inc.
## Accelerated Market Participation Securities™ (AMPS)



**S&P 500® Index**
**Russell 2000® Index**

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. Each offering of securities will have the respective terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is negative, lose up to 100% of your principal.**

This free writing prospectus relates to multiple offerings of securities, each linked to the performance of a specific index (each index, a "Reference Asset"). Each of the two offerings of securities is linked to a different index and each of the two securities will likely have a different Maximum Cap. The performance of each offering of securities does not depend on the performance of the other offering of securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset as described below. The following key terms relate to the offerings of securities:

| | | | | |
|---|---|---|---|---|
| **Issuer:** | HSBC USA Inc. | | | |
| **Issuer Rating:** | AA- (S&P), A1 (Moody's), AA (Fitch)[†] | | | |
| **Principal Amount:** | $1,000 per security | | | |
| **Reference Asset:** | The relevant underlying index, as indicated below | | | |

| Reference Asset | Ticker | Upside Participation Rate | Maximum Cap[1] | CUSIP/ISIN |
|---|---|---|---|---|
| S&P 500® Index ("SPX") | SPX | 300% | 15.00% to 19.00% | 4042K1HC0 / |
| Russell 2000® Index ("RTY") | RTY | 300% | 21.00% to 26.00% | 4042K1HD8 / |

| | |
|---|---|
| **Trade Date:** | May 20, 2011 |
| **Pricing Date:** | May 20, 2011 |
| **Original Issue Date:** | May 25, 2011 |
| **Final Valuation Date:** | November 20, 2012. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be November 26, 2012. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | *If the relevant Reference Return is greater than or equal to zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of: |
| | (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and |
| | (b) $1,000 + ($1,000 × Maximum Cap). |
| | *If the relevant Reference Return is less than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows: |
| | $1,000 + ($1,000 × (Reference Return). |
| | Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. **If the Reference Return is less than zero, you may lose up to 100% of your investment.** |
| **Reference Return:** | With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows: |
| | $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Initial Value:** | The Official Closing Value of the relevant Reference Asset on the Pricing Date. |

| | |
|---|---|
| **Final Value:** | The Official Closing Value of the relevant Reference Asset on the Final Valuation Date. |
| **Official Closing Value:** | The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>" and with respect to the RTY, "RTY <INDEX>") or, for each Reference Asset, any successor page on Bloomberg Professional® service or any successor service, as applicable. |
| **Form of securities:** | Book-Entry |
| **Listing:** | The securities will not be listed on any U.S. securities exchange or quotation system. |

[1] Expected with respect to each offering of securities. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date and, with respect to the securities linked to the SPX, will not be less than 15.00% or greater than 19.00%, and with respect to the securities linked to the RTY, will not be less than 21.00% or greater than 26.00%.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

## GENERAL

This free writing prospectus relates to two separate security offerings, each linked to a different Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each offering of securities relates to a Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, and underlying supplement no. 3 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and an underlying supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

▶ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the relevant Reference Return is greater than or equal to zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

    (b) $1,000 + ($1,000 × Maximum Cap).

**If the relevant Reference Return is less than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

    $1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. **You should be aware that if the relevant Reference Return is less than zero, you may lose up to 100% of your investment.**

**Interest**

The securities will not pay periodic interest.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the securities.

**Trustee**

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

**Paying Agent**

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

**Reference Sponsor**

With respect to securities linked to the SPX, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.  With respect to securities linked to the RTY, the Russell Investment Group is the reference sponsor.

**INVESTOR SUITABILITY**

**The securities may be suitable for you if:**

▶ You seek an investment with an enhanced return linked to the potential positive performance of the relevant Reference Asset and you believe the value of such Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than zero.

▶ You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forego dividends or other distributions paid to holders of stocks comprising the relevant Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

**The securities may not be suitable for you if:**

▶ You believe the relevant Reference Return will be negative on the Final Valuation Date or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity.  The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is below zero.

▶ You seek an investment that provides some return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising the relevant Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

**RISK FACTORS**

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US3-1 of underlying supplement no. 3. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the relevant Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement; and

*If your securities are linked to the RTY:*

▶ "— There are Risks Associated With Small-Capitalization Stocks" in underlying supplement no. 3.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value. Accordingly, if the relevant Reference Return is less than zero, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 100% of your investment at maturity if the relevant Reference Return is negative.

### The appreciation on the securities is limited by the relevant Maximum Cap.

You will not participate in any appreciation in the value of the relevant Reference Asset (as magnified by the Upside Participation Rate) beyond the relevant Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will not be less than 15.00% or greater than 19.00% with respect to securities linked to the SPX and will not be less than 21.00% or greater than 26.00% with respect to securities linked to the RTY. You will not receive a return on the securities greater than the relevant Maximum Cap.

### Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

### The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

### Changes that affect the relevant Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor of the relevant Reference Asset concerning additions, deletions and substitutions of the constituents comprising such Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in such Reference Asset may affect the value of such Reference Asset. The policies of the reference sponsor with respect to the calculation of the relevant Reference Asset could also affect the value of such Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its relevant Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

**The securities are not insured by any governmental agency of the United States or any other jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.**

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

**The securities lack liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**Uncertain tax treatment.**

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**ILLUSTRATIVE EXAMPLES**

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the relevant Reference Asset relative to its Initial Value. We cannot predict the Final Value of the relevant Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset to which your securities are linked or return on the securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the relevant Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Upside Participation Rate: 300%

▸ Hypothetical Maximum Cap: 15.00% (The actual Maximum Cap for each offering of securities will be determined on the Pricing Date and, with respect to the securities linked to the SPX, will not be less than 15.00% or greater than 19.00%, and with respect to the securities linked to the RTY, will not be less than 21.00% or greater than 26.00%)

The actual Initial Value and Maximum Cap with respect to each offering of securities will be determined on the Pricing Date.

| Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Security |
|---|---|---|
| 100.00% | $1,150.00 | 15.00% |
| 80.00% | $1,150.00 | 15.00% |
| 60.00% | $1,150.00 | 15.00% |
| 40.00% | $1,150.00 | 15.00% |
| 20.00% | $1,150.00 | 15.00% |
| 15.00% | $1,150.00 | 15.00% |
| 10.00% | $1,150.00 | 15.00% |
| 5.00% | $1,150.00 | 15.00% |
| 2.00% | $1,060.00 | 6.00% |
| 1.00% | $1,030.00 | 3.00% |
| **0.00%** | **$1,000.00** | **0.00%** |
| -1.00% | $990.00 | -1.00% |
| -2.00% | $980.00 | -2.00% |
| -5.00% | $950.00 | -5.00% |
| -10.00% | $900.00 | -10.00% |
| -15.00% | $850.00 | -15.00% |
| -20.00% | $800.00 | -20.00% |
| -30.00% | $700.00 | -30.00% |
| -40.00% | $600.00 | -40.00% |
| -60.00% | $400.00 | -60.00% |
| -80.00% | $200.00 | -80.00% |
| -100.00% | $0.00 | -100.00% |

The following examples indicate how the final settlement value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The relevant Reference Return is 2.00%.**

| | |
|---|---|
| Reference Return: | 2.00% |
| **Final Settlement Value:** | **$1,060.00** |

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,060.00 per $1,000 Principal Amount of securities calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 300%)

= $1,060.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the relevant Reference Return multiplied by 300% when such Reference Return is positive and such amount is equal to or less than the relevant Maximum Cap.

**Example 2: The relevant Reference Return is 10.00%.**

| | |
|---|---|
| Reference Return: | 10.00% |
| **Final Settlement Value:** | **$1,150.00** |

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,150.00 per $1,000 Principal Amount of securities calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 15.00%)

= $1,150.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the relevant Reference Return is positive and such Reference Return multiplied by 300% exceeds the relevant Maximum Cap.

**Example 3: The relevant Reference Return is -30.00%.**

| | |
|---|---|
| Reference Return: | -30.00% |
| **Final Settlement Value:** | **$700.00** |

Because the relevant Reference Return is less than zero, the Final Settlement Value would be $700.00 per $1,000 Principal Amount of securities calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -30.00%)

= $700.00

Example 3 shows that you are exposed to a 1% loss to your Principal Amount for each percentage point that the relevant Reference Return is below zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

**INFORMATION RELATING TO THE SECURITIES LINKED TO THE S&P 500® INDEX**

*The disclosure relating to the SPX contained below relates only to the offering of securities linked to the SPX.*

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 25, 2011 were: Information Technology, Financials, Energy, Health Care and Industrials.

***For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.***

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from April 26, 2006 through April 25, 2011.  The closing level for the SPX on April 25, 2011 was 1,335.25. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPX on the Final Valuation Date.

**INFORMATION RELATING TO THE SECURITIES LINKED TO THE RUSSELL 2000® INDEX**

*The disclosure relating to the RTY contained below relates only to the offering of securities linked to the RTY.*

### Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market.  All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of March 31, 2011 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.

***For more information about the RTY, see "The Russell 2000® Index" on page US3-8 of the accompanying underlying supplement no. 3.***

### Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from April 26, 2006 through April 25, 2011.  The closing level for the RTY on April 25, 2011 was 844.23. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of between 1.50% and 2.10%, or between $15.00 and $21.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may allow selling concessions on sales of such securities by other brokers or dealers of up to 2.10%, or $21.00, and may pay referral fees to other broker-dealers of up to 0.60%, or $6.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.


## CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special  U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the relevant Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## TABLE OF CONTENTS

### Free Writing Prospectus



### Underlying Supplement No. 3



### Product Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $ Accelerated Market Participation Securities Linked to the S&P 500® Index

## $ Accelerated Market Participation Securities Linked to the Russell 2000® Index

**April 29, 2011**

**FREE WRITING PROSPECTUS**